Exhibit (a)(12)

Email sent to MapInfo Canadian employees on April 5, 2007 by Sally Rice, Manager of Business Practices:

Dear Associates,

There have been many questions regarding how to tender your MapInfo stock purchase plan shares through E*Trade Canada. Some of you have received documentation from Penson Financial Services Canada that included tender offer documents stating you should contact “Your Investment Executive” to tender your shares. Penson Financial Services is the “back office” for E*Trade Canada and many other brokers in Canada. They have sent you the information about the tender offer, but in order to actually tender your shares, should you wish to do so, you will need to call E*Trade Canada directly and tender them over the phone. Here are the two customer service numbers for E*Trade Canada:

1-877-283-0703

416-214-3771

They will confirm who you are over the phone by asking you questions about your account and will then tender your shares via a verbal authorization from you. I apologize for not communicating this to you earlier, but we were unaware that E*Trade Canada had a different procedure for the tender of shares.

Regards,

Sally